UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

November 15, 2016 (November 14, 2016)

Date of Report (Date of earliest event reported)

Caesars Entertainment Corporation

(Exact name of registrant as specified in its charter)

Delaware	001-10410	62-1411755
(State of Incorporation)	(Commission File Number)	(IRS Employer Identification Number)

One Caesars Palace Drive

Las Vegas, Nevada 89109

(Address of principal executive offices) (Zip Code)

(702) 407-6000

(Registrant’s telephone number, including area code)

N/A

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01	Entry into Material Definitive Agreement.

On November 14, 2016, Caesars Entertainment Corporation (“CEC”), Caesars Entertainment Operating Company, Inc., a majority owned subsidiary of CEC (“CEOC” and, together with its debtor subsidiaries and CEC, the “Caesars Parties”), the Official Committee of Second Priority Noteholders and certain holders of claims (the “Consenting Creditors”) in respect of CEOC’s 11.25% Senior Secured Notes due 2017, CEOC’s 8.5% Senior Secured Notes due 2020 and CEOC’s 9% Senior Secured Notes due 2020 agreed on the remaining terms of the Sixth Amended and Restated Restructuring Support and Forbearance Agreement, dated as of October 4, 2016, among the Caesars Parties and the Consenting Creditors party thereto (the “First Lien Bond RSA”). These terms are reflected in Exhibit B to the First Lien Bond RSA, Annex II of Exhibit B and Annex VIII of Exhibit B, and include, among other things, provisions regarding capital expenditures under the leases between CEOC as a restructured operating company (“OpCo”) and CEOC as a restructured property company (“PropCo”) as well as details regarding the call right to PropCo to purchase the real property and the related fixtures associated with the Harrah’s Laughlin, Harrah’s Atlantic City and Harrah’s New Orleans properties. Pursuant to the terms of the First Lien Bond RSA, the First Lien Bond RSA is no longer subject to the Automatic Termination (as defined in the First Lien Bond RSA).

The First Lien Bond RSA, conformed to include updated exhibits that reflect the newly agreed upon terms, is filed as Exhibit 10.1 hereto and incorporated herein by reference.

Important Additional Information

On July 9, 2016, CEC and Caesars Acquisition Company (“CAC”) entered into an Amended and Restated Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which, among other things, CAC will merge with and into CEC, with CEC as the surviving company (the “Merger”). In connection with the Merger, CEC and CAC will file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 that will include a joint proxy statement/prospectus, as well as other relevant documents concerning the proposed transaction. Stockholders are urged to read the Registration Statement and joint proxy statement/prospectus regarding the Merger when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. You will be able to obtain a free copy of such joint proxy statement/prospectus, as well as other filings containing information about CEC and CAC, at the SEC’s website (www.sec.gov), from CEC Investor Relations (investor.caesars.com) or from CAC Investor Relations (investor.caesarsacquisitioncompany.com).

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits. The following exhibit is being filed herewith:

Exhibit No.	Description

10.1	Sixth Amended and Restated Restructuring Support and Forbearance Agreement, dated as of October 4, 2016, among Caesars Entertainment Operating Company, Inc., on behalf of itself and the subsidiary loan parties party thereto, Caesars Entertainment Corporation and each of the holders of First Lien Bond Claims party thereto (conformed to reflect additional agreements among the parties as of November 14, 2016).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CAESARS ENTERTAINMENT CORPORATION

Date: November 15, 2016	By:	/s/ SCOTT E. WIEGAND
		Name:	Scott E. Wiegand
		Title:	Senior Vice President, Deputy General Counsel and Corporate Secretary

EXHIBIT INDEX

Exhibit No.	Description

10.1	Sixth Amended and Restated Restructuring Support and Forbearance Agreement, dated as of October 4, 2016, among Caesars Entertainment Operating Company, Inc., on behalf of itself and the subsidiary loan parties party thereto, Caesars Entertainment Corporation and each of the holders of First Lien Bond Claims party thereto (conformed to reflect additional agreements among the parties as of November 14, 2016).